Exhibit 99.1

Securities Purchase Agreement

Securities Purchase Agreement (this “Agreement”), dated as of September 29, 2016, by and between Jacada Ltd., a company formed under the laws of the State of Israel, company number 520044306 (the “Company”) and IGP Digital Interaction Limited Partnership  registered number 550268247 a limited partnership registered under the laws of the State of Israel (the “Investor”).

Whereas	the Company wishes to sell to the Investor, and the Investor wishes to purchase, on the terms and subject to the conditions set forth in this Agreement 261,287 newly issued Ordinary Shares (as defined below) (the “Acquired Shares”); and

Whereas	the Company has agreed, on demand by the Investor, to effect the registration of the Acquired Shares for resale by the holders thereof under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Registration Rights Agreement in the form attached hereto as Exhibit A (the “Registration Rights Agreement”); and

Whereas	the sale of the Acquired Shares by the Company to the Investor will be effected in reliance upon the exemption from securities registration afforded by the provisions of Regulation D (“Regulation D”), as promulgated by the Commission (as defined below) under Section 4(a)(2) of the Securities Act.

Now therefore, the Company and the Investor hereby agree as follows:

1.	Definitions.

1.1.	Certain Definitions. When used herein, the following terms shall have the respective meanings indicated:

(a)	“Acquired Shares” has the meaning specified in the recitals to this Agreement.

(b)	“Affiliate” means, as to any Person (the “Subject Person”), any other Person that directly or indirectly through one or more intermediaries controls or is controlled by, or is under direct or indirect common control with, the Subject Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, through representation on such Person’s board of directors or other management committee or group, by contract or otherwise. Without derogating from the generality of the foregoing, if the Subject Person is a partnership then the Affiliates thereof shall include (i) any other partnership, in which the general partner thereof is also the general partner of the Subject Person, and (ii) the partners in the Subject Person in the same proportion as their interest in the partnership.

(c)	“Agreement” has the meaning specified in the preamble to this Agreement.

(d)	“Board Members Options Pool” means the aggregate of (a) 233,750 Options (or other equity-based awards) granted to the members of the Board of Directors as of the date hereof plus (b) 30,000 Options (or other equity-based awards). Any such Options (or other equity-based awards) that are not exercised after a member of the Board of Directors ceases to serve on the Board of Director shall be deemed returned to this Pool.

(e)	“Board of Directors” means the Company’s board of directors.

(f)	“Business” means the consolidated business, properties, assets, operations, results of operations or financial condition of the Company and its Subsidiaries taken as a whole.

(g)	“Business Day” means any day other than a Friday or a Saturday, or a day on which banks in the state of Israel are required or authorized by law to be closed.

(h)	“Change of Control” means the occurrence of any one or more of the following events: (i) the direct or indirect acquisition of ownership, holding or power to vote more than 50% of the Company’s voting shares; (ii) the acquisition by any person or by persons acting as a “group” (within the meaning of Section 13(d) of the Exchange Act) of the ability to control the election of a majority of the Company’s directors; (iii) the sale or other disposition to an unrelated party of all or substantially all of the assets of the Company in one transaction or a series of transactions (other than financing arrangements); or (iv) a merger, consolidation or share exchange involving the Company and any other person or entity (other than for purposes of reincorporation), in which the Company or one of its Subsidiaries is not the surviving entity.

(i)	“Closing” has the meaning specified in Section 2.2 hereof.

(j)	“Closing Date” has the meaning specified in Section 2.2 hereof.

(k)	“Commission” means the United States Securities and Exchange Commission.

(l)	“Committee” means any committee of the Board of Directors.

(m)	“Companies Law” means the Israeli Companies Law - 1999 and the regulations promulgated thereunder, in each case as amended from time to time.

(n)	“Company” has the meaning specified in the preamble to this Agreement.

(o)	“Company Party” means the Company and its directors, managers, officers, shareholders, employees and agents.

(p)	“Convertible Securities” shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Ordinary Shares, but excluding Options.

(q)	“D&O Insurance” shall mean the Company’s Directors and Officers Insurance policy as it may be in effect from time to time.

(r)	“Disclosure Documents” means all documents filed by the Company at least two (2) Business Days prior to the date of this Agreement via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (EDGAR) in accordance with the requirements of Regulation S-T under the Exchange Act.

(s)	“Disqualification Event” has the meaning specified in Section 4.15.

(t)	“Environmental Law” means any federal, state, provincial, local or foreign law, statute, code or ordinance, principle of common law, rule or regulation, as well as any Permit, order, decree, judgment or injunction issued, promulgated, approved or entered thereunder, relating to pollution or the protection, cleanup or restoration of the environment or natural resources, or to the public health or safety, or otherwise governing the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling, discharge or disposal of hazardous materials.

(u)	“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations and published interpretations thereunder.

(v)	“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(w)	“Execution Date” means the date of this Agreement.

(x)	“FINRA” means the Financial Industry Regulatory Authority.

(y)	“First GM” means the General Meeting to be summoned pursuant to section 5.4 below.

(z)	“Fully Diluted Basis” means (1) all outstanding Ordinary Shares and (2) all other securities, warrants and Options (on an as exercised and as converted to Ordinary Shares basis) granted or issued.

(aa)	“GAAP” means generally accepted accounting principles, applied on a consistent basis, as set forth in (i) opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) statements of the Financial Accounting Standards Board and (iii) interpretations of the Commission and the staff of the Commission. Accounting principles are applied on a “consistent basis” when the accounting principles applied in a current period are comparable in all material respects to those accounting principles applied in a preceding period.

(bb)	“General Meetings” means annual meetings and special meetings of the shareholders of the Company.

(cc)	“Governmental Authority” means any nation or government, any state, provincial or political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including without limitation any stock exchange, securities market or self-regulatory organization.

(dd)	“Governmental Requirement” means any law, statute, code, ordinance, order, rule, regulation, restriction, judgment, decree, injunction, franchise, license or other directive or requirement of any federal, state, county, municipal, parish, provincial or other Governmental Authority or any department, commission, board, court, agency or any other instrumentality of any of them.

(ee)	“Intellectual Property” means any U.S. or foreign patents, patent rights, patent applications, trademarks, trade names, service marks, brand names, logos and other trade designations (including unregistered names and marks), trademark and service mark registrations and applications, copyrights and copyright registrations and applications, inventions, invention disclosures, protected formulae, formulations, processes, methods, trade secrets, computer software, computer programs and source codes, manufacturing research and similar technical information, engineering know-how, customer and supplier information, assembly and test data drawings or royalty rights.

(ff)	“Interim Financial Statements” has the meaning specified in Section 5.5.

(gg)	“Investment Company Act” means the Investment Company Act of 1940, as amended.

(hh)	“Investor” has the meaning specified in the preamble to this Agreement.

(ii)	“Investor Member” has the meaning specified in Section 5.2 hereof.

(jj)	“Investor Party” has the meaning specified in Section 5.9 hereof.

(kk)	“Interested Party” as defined in the Israel Securities Act 1968.

(ll)	“Issuer Covered Person” has the meaning specified in Section 4.15.

(mm)	“Indemnification Agreements” has the meaning specified in Section 5.2.

(nn)	“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, security interest, tax lien, financing statement, pledge, charge, or other lien, easement, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

(oo)	“March 31, 2016 Financial Statements” has the meaning specified in Section 4.4.

(pp)	“Material Adverse Effect” means an effect that is materially adverse to (i) the Business, (ii) the ability of the Company to perform its obligations under this Agreement or the other Transaction Documents (as defined below) or (iii) the rights and benefits to which an Investor is entitled under this Agreement and the other Transaction Documents.

(qq)	“Material Contracts” means, as to the Company, any agreement required to be filed by the Company with the Commission under the Exchange Act or any rule or regulation promulgated thereunder, and any and all amendments, modifications, supplements, renewals or restatements thereof.

(rr)	“Option” shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Ordinary Shares or Convertible Securities.

(ss)	“Ordinary Shares” shall mean ordinary shares of the Company, NIS 0.04 par value per share.

(tt)	“OTCQB” has the meaning specified in Section 4.23 hereof.

(uu)	“Pension Plan” means an employee benefit plan (as defined in ERISA) maintained by the Company for employees of the Company or any of its Affiliates.

(vv)	“Permitted Liens” means the following:

(i)	encumbrances consisting of easements, rights-of-way, zoning restrictions or other restrictions on the use of real property or imperfections to title that do not (individually or in the aggregate) materially impair the ability of the Company to use such Property in its businesses, and none of which is violated in any material respect by existing or proposed structures or land use;

(ii)	Liens for taxes, assessments or other governmental charges (including without limitation in connection with workers’ compensation and unemployment insurance) that are not delinquent or which are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the Property subject to such Liens, and for which adequate reserves (as determined in accordance with GAAP) have been established; and

(iii)	Liens of mechanics, materialmen, warehousemen, carriers, landlords or other similar statutory Liens securing obligations that are not yet due and are incurred in the ordinary course of business or which are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the Property subject to such Liens, for which adequate reserves (as determined in accordance with GAAP) have been established.

(ww)	“Per Share Price” shall mean $5.25 per Share, as adjusted for any dividend, stock split, reverse stock split, split-up or other distribution on Ordinary Shares.

(xx)	“Person” means any individual, corporation, trust, association, company, partnership, joint venture, limited liability company, joint stock company, Governmental Authority or other entity.

(yy)	“Principal Market” means the principal exchange or market on which the Ordinary Shares are listed, traded or quoted.

(zz)	“Property” means property and/or assets of all kinds, whether real, personal or mixed, tangible or intangible (including, without limitation, all rights relating thereto).

(aaa)	“Purchase Price” means the number of Acquired Shares purchased by the Investor pursuant to this Agreement at the Closing multiplied by the Per Share Price.

(bbb)	“Registrable Securities” has the meaning specified in the Registration Rights Agreement.

(ccc)	“Registration Rights Agreement” has the meaning specified in the recitals to this Agreement.

(ddd)	“Regulation D” has the meaning specified in the recitals to this Agreement.

(eee)	“Remuneration” has the meaning specified in Section 5.2

(fff)	“Rule 144” means Rule 144 under the Securities Act or any successor provision.

(ggg)	“SEC Documents” has the meaning specified in Section 4.4 hereof.

(hhh)	“Securities” has the meaning specified in the recitals to this Agreement.

(iii)	“Securities Act” has the meaning specified in the recitals to this Agreement.

(jjj)	“Shareholder Approval” shall mean the approval and adoption by the First GM of each of the resolutions set forth in section 5.4 below.

(kkk)	“Subsidiary” means, with respect to the Company, any corporation or other entity (other than an entity having no material operations or business during the twelve month period immediately preceding the Execution Date) of which at least a majority of the outstanding shares of stock or other ownership interests having by the terms thereof ordinary voting power to elect a majority of the board of directors (or Persons performing similar functions) of such corporation or entity (regardless of whether or not at the time, in the case of a corporation, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by the Company or one or more of its Affiliates.

(lll)	“Trading Day” means any day on which the Ordinary Shares may be purchased and sold or quoted on the Principal Market.

(mmm)	“Transaction Documents” means, collectively, this Agreement, the Registration Rights Agreement and all other agreements, documents and other instruments executed and delivered by or on behalf of the Company at the Closing.

(nnn)	“Transfer Agent Instruction Letter” means an irrevocable instruction letter by the Company to the Company’s transfer agent instructing it to issue certificates representing the Acquired Shares to the Investor.

1.2.	Other Definitional Provisions. All definitions contained in this Agreement are equally applicable to the singular and plural forms of the terms defined. The words “hereof’, “herein” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement.

2.	Purchase and Sale of Acquired Shares.

2.1.	Upon the terms and subject to the satisfaction or waiver of the conditions set forth herein, the Company shall sell, issue and allot to the Investor and the Investor shall purchase and receive from the Company the Acquired Shares. Immediately following the Closing, the Acquired Shares shall constitute 5% of the issued and outstanding share capital of the Company on a Fully Diluted Basis.

2.2.	The date on which the closing of the purchase and sale of the Acquired Shares pursuant to the terms of this Agreement occurs (the “Closing”) is hereinafter referred to as the “Closing Date”. The Closing will be deemed to occur at the offices of Meitar Liquornik Geva Leshem Tal (“Meitar”), 16 Abba Hillel Rd., Ramat Gan, Israel, within two (2) business days following the satisfaction or waiver of the conditions to the Closing set forth in Section 6 hereof.

2.3.	At the Closing, (i) the Investor shall transfer the Purchase Price to the Company by wire transfer of immediately available funds; and (ii) the Company shall issue and allot the Acquired Shares and deliver the Transfer Agent Instruction Letter to the Company’s transfer agent.

3.	Representations and Warranties of the Investor.

The Investor hereby represents and warrants to the Company and agrees with the Company that, as of the Execution Date and as of the Closing Date:

3.1.	Authorization; Enforceability. The Investor is duly and validly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization as set forth below such Investor’s name on the signature page hereof with the requisite power and authority to purchase the Acquired Shares to be purchased by it hereunder and to execute and deliver this Agreement and the other Transaction Documents to which it is a party. This Agreement constitutes, and upon execution and delivery thereof, each other Transaction Document to which the Investor is a party will constitute, the Investor’s valid and legally binding obligation, enforceable in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws of general application relating to or affecting the enforcement of creditors’ rights generally and (ii) general principles of equity.

3.2.	Accredited Investor. The Investor (i) is an “accredited investor” as that term is defined in Rule 501 of Regulation D and (ii) is acquiring the Acquired Shares in the ordinary course of its business, solely for its own account, and not with a view to the public resale or distribution of all or any part thereof, except pursuant to sales that are registered under the Securities Act or are exempt from the registration requirements of, the Securities Act and does not have any agreement or understanding with any person to distribute any of the Acquired Shares; provided, however, that, in making such representation, the Investor does not agree to hold the Acquired Shares for any minimum or specific term and reserves the right to sell, transfer or otherwise dispose of the Acquired Shares at any time in accordance with Israeli and federal and state US securities laws applicable to such sale, transfer or disposition.

3.3.	Information. The Company has, prior to the Execution Date, provided the Investor with information regarding the business, operations and financial condition of the Company, including, but not limited to, the March 31, 2016 Financial Statements, and has, prior to the Execution Date, granted to the Investor the opportunity to ask questions of and receive answers from representatives of the Company, its officers, directors, employees and agents concerning the Company and materials relating to the terms and conditions of the purchase and sale of the Acquired Shares hereunder, as such Investor deems relevant in making an informed decision with respect to its investment in the Acquired Shares. The Investor, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the risks of the proposed investment in the Acquired Shares, and has so evaluated the merits and risks of such investment. The Investor is able to bear the economic risk of an investment in the Acquired Shares and, at the present time, is able to afford a complete loss of such investment. Neither such information nor any other investigation conducted by the Investor or any of its representatives shall modify, amend or otherwise affect the Investor’s right to rely on the Company’s representations and warranties contained in this Agreement. The Investor’s representations in this section 3.3 are without derogating from the Company’s representations and warranties in section 4 below and the Investor’s reliance thereunder.

3.4.	Limitations on Disposition. The Investor acknowledges that, except as provided in the Registration Rights Agreement, the Acquired Shares have not been and are not being registered under the Securities Act and may not be transferred or resold without registration under the Securities Act (to the extent applicable) or unless pursuant to an exemption therefrom.

3.5.	Legend. The Investor understands that the certificates representing the Acquired Shares may bear at issuance a restrictive legend in substantially the following form:

“The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state, and may not be offered, transferred, pledged, hypothecated, sold or otherwise disposed of unless a registration statement under the Securities Act and applicable state securities laws shall have become effective with regard thereto, or an exemption from registration under the Securities Act and applicable state securities laws is available in connection with such offer or sale.”

3.6.	Reliance on Exemptions. The Investor understands that the Acquired Shares are being offered and sold to it in reliance upon specific exemptions from the registration requirements of U.S. federal and state securities laws and that the Company is relying upon the truth and accuracy of the representations and warranties of the Investor set forth in this Section 3 in order to determine the availability of such exemptions and the eligibility of the Investor to acquire the Acquired Shares.

4.	Representations and Warranties of the Company.

The Company hereby represents and warrants to each Investor that as of the Execution Date and as of the Closing Date:

4.1.	Organization, Good Standing and Qualification. The Company and each of its Subsidiaries is an entity duly organized, validly existing and in good standing (to the extent applicable) under the laws of the jurisdiction under which it is incorporated, and has all requisite corporate power and authority to conduct its business as currently conducted and to execute, deliver and perform all of its obligations under this Agreement and the Transaction Documents and to consummate the transactions contemplated hereby and thereby. The Company and each of its Subsidiaries is qualified to do business as a foreign corporation in each jurisdiction where failure to be so qualified could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.2.	Authorization; Consents. The Company has the requisite corporate power and authority to enter into and perform all of its obligations under the Transaction Documents, including, without limitation, its obligations to issue and sell the Acquired Shares to the Investor in accordance with the terms hereof and thereof.

Subject only to obtaining the Shareholder Approval, all corporate action on the part of the Company by its officers, Board of Directors, Committees  and shareholders of the Company necessary for the authorization, execution and delivery of, and the performance by the Company of its obligations under, the Transaction Documents has been taken, and no further consent  or authorization (including notification) of the Company, its Board of Directors, Committees, shareholders, any Governmental Authority or organization (other than such approval as may be required under the Securities Act and applicable state securities laws in respect of the Registration Rights Agreement), or any other Person is required.

4.3.	Due Execution; Enforceability. The Transaction Documents have been duly executed and delivered by the Company. Subject only to obtaining of the Shareholder Approval, each Transaction Document constitutes the valid and legally binding obligation of the Company, enforceable against it in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or other similar laws of general application relating to or affecting the enforcement of creditors’ rights generally and (ii) general principles of equity.

4.4.	Disclosure Documents; Agreements; Financial Statements; Other Information. The Company is subject to the reporting requirements of the Exchange Act and since January 1, 2015 has timely filed with the Commission all reports, schedules and registration statements that the Company was required to file with the Commission, including without limitation the Annual Report on Form 20-F of the Company dated April 21, 2016 (collectively, the “SEC Documents”). The Company is not aware of any event occurring or expected to occur on or prior to the Closing Date (other than the transactions effected hereby and quarterly releases of financial results) that would require disclosure to its shareholders after the Closing. Each SEC Document, as of the date of the filing thereof with the Commission (or if amended or superseded by a filing prior to the Execution Date, then on the date of such amending or superseding filing), complied in all material respects with the requirements of the Securities Act or Exchange Act, as applicable, and the rules and regulations promulgated thereunder and, as of the date of such filing (or if amended or superseded by a filing prior to the Execution Date, then on the date of such filing), such SEC Document (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Except as set forth in the Disclosure Documents, the Company has no liabilities, contingent or otherwise, other than liabilities incurred in the ordinary course of business which, under GAAP, are not required to be reflected in the financial statements included in the Disclosure Documents and which, individually or in the aggregate, are not material to the business or financial condition of the Company.

As of their respective dates, the audited consolidated financial statements of the Company as of December 31, 2015 (included in the SEC Documents), and the unaudited and unreviewed consolidated balance sheet of the Company dated as of March 31, 2016 and consolidated statements of operations and cash flows of the Company for the quarter ended March 31, 2016, each prepared by management in accordance with GAAP (the “March 31, 2016 Financial Statements”), are accurate and complete in all material respects and have been prepared in accordance with GAAP (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end adjustments).

4.5.	Capitalization. The Fully Diluted Basis capitalization of the Company as of the date hereof, including its authorized share capital, the number of shares issued and outstanding, the number of shares issuable and reserved for issuance pursuant to the Company’s share option plans and agreements, the number of shares issuable and reserved for issuance pursuant to securities exercisable for, or convertible into or exchangeable for any Ordinary Shares is set forth in the Fully Diluted Basis cap table correct as of the Execution Date which shall be delivered to the Investor on the Execution Date (“Capitalization Table”). All issued and outstanding share capital of the Company has been, or upon issuance will be, validly issued, fully paid and non-assessable. None of the Company’s share capital was issued in violation of preemptive rights or any other similar rights of security holders of the Company or any Liens created by or through the Company. Except for the Options, warrants and other Convertible Securities included in the Capitalization Table and the Company’s Fully Diluted Basis calculation, there are no outstanding preemptive rights, rights of first refusal, shareholder rights, options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exercisable or exchangeable for, any share capital of the Company, or arrangements by which the Company is or may become (as a result of the transactions contemplated hereby or the other Transaction Documents or otherwise) bound to issue additional share capital (whether pursuant to anti-dilution, “reset” or other similar provisions). There are no outstanding or authorized stock appreciation rights, phantom stock rights, profit participation rights or other similar rights with respect to the Company.

4.6.	Due Authorization; Valid Issuance. The Acquired Shares are duly authorized and, when issued, sold and delivered in accordance with the terms hereof, the Acquired Shares will be duly and validly issued, and the Acquired Shares will be fully paid and nonassessable; in each case, free and clear of any Liens or any third party rights whatsoever (including without limitation preemptive rights), and assuming the accuracy of the Investor’s representations in this Agreement, the Acquired Shares will be issued, sold and delivered in compliance with all applicable Israeli and US Federal and state securities laws.

4.7.	No Conflict with Other Instruments. The Company is not (a) in violation of any provisions of its memorandum of association, articles of association or any other governing document or (b) in default (and no event has occurred which, with notice or lapse of time or both, would constitute a default) under any provision of any instrument or contract to which it is a party or by which it or any of its Property is bound, except for any violation or default under any such instrument or contract that has not had or would not reasonably be expected to have a Material Adverse Effect. The (i) execution, delivery and performance by the Company of this Agreement and the other Transaction Documents, and (ii) consummation of the transactions contemplated hereby and thereby (including without limitation, the issuance of the Acquired Shares) will not result in any violation by the Company or, to its knowledge, by the Investor of any provisions of the Company’s memorandum of association, articles of associations or any other governing document or in a default under any provision of any instrument or contract to which it is a party or by which it or any of its Property is bound, or in violation of any provision of any Governmental Requirement applicable to the Company or be in conflict with or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument or contract or an event which results in the creation of any Lien upon any assets of the Company.

4.8.	Compliance with Laws. The Company is not in any material violation of any applicable Governmental Requirement in respect to the conduct of its Business ownership of its Property or otherwise.

4.9.	No Integrated Offering. Neither the Company, nor any person acting on its behalf, has directly or indirectly made any offers or sales of any security or solicited any offers to buy any security under circumstances that would cause the offering of the Acquired Shares hereunder to be integrated with prior offerings by the Company for the purpose of the Securities Act such that would subject the offering, issuance and sale of the Acquired Shares hereunder to the registration requirements of section 5 of the Securities Act, nor will the Company take any action or steps that would cause the offering of the Acquired Shares to be integrated with other offerings.

4.10.	Financial Condition; Taxes; Litigation.

(a)	Except as disclosed in the Disclosure Documents, there has been no (i) material adverse change to the Company’s business, operations, properties, financial condition, or results of operations since the date of the Company’s most recent audited financial statements contained in the Disclosure Documents or (ii) change by the Company in its accounting principles, policies and methods except as required by changes in GAAP or applicable law.

(b)	The Company (i) has prepared in good faith and duly and timely filed all tax returns required to be filed by it and such returns are complete and accurate in all material respects and (ii) has paid all taxes required to have been paid by it, and has no liability with respect to accrued taxes in excess of the amounts that are described as accrued in the most recent financial statements included in the Disclosure Documents.

(c)	The Company is not the subject of any pending or, to the Company’s knowledge, threatened inquiry, investigation or administrative or legal proceeding by the Internal Revenue Service, the taxing authorities of any state or local jurisdiction (other than with respect to taxes which it reasonably disputes in good faith or the failure of which to pay has not had or would not reasonably be expected to have a Material Adverse Effect), the Commission, FINRA, any state securities commission or other Governmental Authority.

(d)	There is no claim, action, litigation or administrative proceeding pending or, to the Company’s knowledge, threatened or contemplated, against the Company or, to the Company’s knowledge, against any officer, director or employee of the Company in connection with such person’s employment therewith, nor to the knowledge of the Company is there any basis for the foregoing. The Company is not a party to or subject to the provisions of, any order, writ, injunction, judgment or decree of any court or Governmental Authority. There is no action, suit, proceeding or investigation by the Company currently pending or that the Company intends to initiate which are related in any way to the Company or its Business.

4.11.	Intellectual Property.

(a)	The Company owns, or has obtained the right to use, free and clear of all Liens claims or rights or any other Person, all Intellectual Property necessary for the conduct of its business as presently conducted (other than with respect to off the shelf software or other software which is generally commercially available and not used or incorporated into the Company’s products). All works that are used or incorporated into the Company’s services, products or services or products actively under development and which is proprietary to the Company was developed by or for the Company by the current or former employees, consultants or independent contractors of the Company or its predecessors in interest or purchased or licensed by the Company or its predecessors in interest.

(b)	The business of the Company as presently conducted and the production, marketing, licensing, use or servicing of any products or services of the Company do not to the knowledge of the Company infringe, misappropriate, dilute or conflict with any patent, trademark, copyright, or trade secret rights of any third parties or any other Intellectual Property of any third parties. The Company has not received written notice from any third party asserting that any Intellectual Property owned or licensed by the Company, or which the Company otherwise has the right to use, infringes, misappropriates or dilutes any third party Intellectual property or is invalid or unenforceable by the Company and, to the Company’s knowledge, there is no valid basis for any such claims (whether or not pending or threatened).

(c)	No claim is pending nor has the Company received any written notice or other written claim from any Person asserting that any of the Company’s present or contemplated activities infringe, misappropriates or dilutes or may infringe, misappropriate or dilute any Intellectual Property of such Person and, to the Company’s knowledge, there is no valid basis for any such claims. The Company is not aware of any infringement, misappropriation or dilution by any other Person of any Intellectual Property of the Company.

(d)	All licenses or other agreements under which the Company is granted rights in third party Intellectual Property (excluding licenses to use off the shelf software utilized in the Company’s internal operations and which is generally commercially available) are in full force and effect and the Company is not in default thereof, nor to the Company’s knowledge, is the counter party thereto. The Company has no reason to believe that the licensors under such licenses and other agreements do not have and did not have all requisite power and authority to grant the rights to the Intellectual Property purported to be granted thereby.

(e)	All licenses or other agreements under which the Company has granted rights to Intellectual Property to others (including all end-user agreements) since January 1, 2014, are in full force and effect, unless otherwise terminated in accordance with the terms of such licenses or arrangements, and there has been no material default by the Company thereunder and, to the Company’s knowledge, there is no material default by any other party thereto.

(f)	The Company has taken all steps required in accordance with commercially reasonable business practice to establish and preserve its ownership in its owned Intellectual Property and to keep confidential all material technical information developed by or belonging to the Company which has not been patented or copyrighted. To the Company’s knowledge, the Company is not making any unlawful use of any Intellectual Property of any other Person, including, without limitation, any former employer of any past or present employees of the Company. To the Company’s knowledge, neither the Company nor any of its employees has any agreements or arrangements with former employers of such employees relating to any Intellectual Property of such employers, which materially interfere or conflict with the performance of such employee’s duties for the Company or result in any former employers of such employees having any rights in, or claims on, the Company’s Intellectual Property. Each current employee of the Company and each former employee of the Company hired since January 1, 2012 has executed agreements regarding confidentiality, proprietary information and assignment of inventions and copyrights to the Company, each independent contractor or consultant of the Company has executed agreements regarding confidentiality and proprietary information and assignment of inventions and copyrights to the Company, and the Company is not aware of and has not received written notice that any employee, consultant or independent contractor is in violation or breach of any agreement or arrangement with former or present employers governmental entity, foundation or any public or private university, college, or other educational institution or research center relating to proprietary information or assignment of inventions. Without limiting the foregoing: (i) the Company has taken all reasonable security measures to guard against unauthorized disclosure or use of any of its Intellectual Property; and (ii) the Company has no reason to believe that any Person (including, without limitation, any former employee or consultant or independent contractor of the Company) has unauthorized possession of any of the Company’s Intellectual Property, or any part thereof, or that any Person has obtained unauthorized access to any of the Company’s Intellectual Property.

4.12.	Registration Rights. Except as described in the Disclosure Documents and in the Company public filings, the Company has not granted or agreed to grant to any person or entity any rights (including “piggy-back” registration rights) to have any securities of the Company registered with the Commission or any other governmental authority which has not been satisfied in full prior or waived to the date hereof.

4.13.	Fees. Except as disclosed in writing to the Investor by the Company, the Company is not obligated to pay any compensation or other fee, cost or related expenditure to any underwriter, broker, agent or other representative in connection with the transactions contemplated hereby. The Company will indemnify and hold harmless the Investor from and against any claim by any person or entity alleging that, as a result of any agreement or arrangement between such Person and the Company, the Investor is obligated to pay any such compensation, fee, cost or related expenditure in connection with the transactions contemplated hereby or the other Transaction Documents.

4.14.	Solicitation; Other Issuances of Securities. Neither the Company nor any of its Subsidiaries or Affiliates, nor any person acting on its or their behalf, (i) has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Acquired Shares, or (ii) has, directly or indirectly, made any offers or sales of any security or the right to purchase any security, or solicited any offers to buy any security or any such right, under circumstances that would require registration of the Acquired Shares under the Securities Act.

4.15.	Bad Actor Representation. None of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the sale of the Acquired Shares to the Investor, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event.

4.16.	Foreign Corrupt Practices. Neither the Company, nor to the Company’s knowledge any director, officer, agent, employee or other person acting on behalf of the Company, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee (including without limitation any bribe, rebate, payoff, influence payment, kickback or other unlawful payment), or (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended.

4.17.	Employee Matters. Each of the Company and its Subsidiaries are in compliance in all material respects with all applicable Governmental Requirements regarding employment, wages, hours, equal opportunity, collective bargaining and payment of social security and other Taxes (including without limitation The Prior Notice to the Employee Law, 2002, The Annual Leave Law – 1951, The Sick Leave Law – 1976, The Severance Pay Law – 1963, The Employment of Women Law- 1954, The Notice to Employee (Terms of Employment) Law, 2002, the Prevention of Sexual Harassment Law, 1998, the Hours of Work and Rest Law, 1951, the Annual Leave Law, 1951, The Salary Protection Law, 1958 and The Employment by Human Resource Contractors Law, 1996, as well as policies, procedures and agreements relating to employment, terms and conditions of employment and to the proper withholding and remission to the proper tax and other authorities of all sums required to be withheld from employees or persons deemed to be employees under applicable laws respecting such withholding). Neither the Company nor any of its Subsidiaries is engaged in any unfair labor practice or discriminatory employment practice and no complaint of any such practice against the Company or its Subsidiary has been filed or, to the knowledge of the Company, threatened to be filed with or by any Governmental Authority. There is no strike, labor dispute or union organization activities pending or, to the knowledge of the Company, threatened between it and its employees. No employees of the Company belong to any union or collective bargaining unit. The Company has complied in all material respects with all applicable federal and state equal opportunity and other laws related to employment. The Company’s employees are not entitled to any payment or benefit that may be reclassified as part of their determining salary for all intent and purposes, including for the social contributions. The Company has paid in full to all its present or former employees, consultants and independent contractors all wages, commissions, bonuses, benefits and other compensation due and payable to the foregoing on or prior to the date of the Closing.

4.18.	Environment. To the Company’s knowledge, the Company does not have any current liability under any Environmental Law, nor, to the knowledge of the Company, do any factors exist that are reasonably likely to give rise to any such liability that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. To the Company’s knowledge, the Company has not violated any Environmental Law applicable to it now or previously in effect, other than such violations or infringements that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

4.19.	ERISA. The Company does not maintain or contribute to, or have any obligation under, any Pension Plan. The Company is in compliance in all material respects with the presently applicable provisions of ERISA and the United States Internal Revenue Code of 1986, as amended, with respect to each Pension Plan except in any such case for any such matters that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect.

4.20.	Insurance. The Company maintains insurance in such amounts and covering such losses and risks as the Company believes to be reasonably prudent in relation to the businesses in which the Company is engaged. No notice of cancellation has been received for any of such policies and the Company reasonably believes that is in compliance with all of the terms and conditions thereof. The Company has no reason to believe that it will not be able to renew any existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue doing business as currently conducted or to cover the Investor Members, without a significant increase in cost, other than normal increases in the industry. Without limiting the generality of the foregoing, the Company maintains Director’s and Officer’s insurance in an amount deemed to be reasonable and appropriate by the Company’s Board of Directors.

4.21.	Property. The Company does not own any real property. The Company has good and marketable title to all personal Property owned by it which, in each such case, is free and clear of all Liens except for Permitted Liens and except for such Liens which, individually and together with all other Liens (including without limitation Permitted Liens) do not have, and cannot reasonably be expected to have, a Material Adverse Effect. Any Property held under lease by the Company is held by it under valid, subsisting and enforceable leases with such exceptions as are not material and do not materially interfere with the use made or proposed to be made of such Property by the Company.

4.22.	Regulatory Permits. The Company possesses all certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct its businesses. The Company has not received any notice or otherwise become aware of any proceedings, inquiries or investigations relating to the revocation or modification of any such certificate, authorization or permit and, to the Company’s knowledge, there is no valid basis for the same.

4.23.	Exchange Act Registration; Listing. Exchange Act Registration; Listing. The Company files supplementary and periodic information, documents, and reports pursuant to Section 15(d) of the Exchange Act. The Company’s Ordinary Shares are registered pursuant to Section 12(g) of the Exchange Act and is traded over-the-counter and quoted on OTC Markets Group, Inc QB or QX Tier (collectively, “OTCQB”). The Company has taken no action designed to, or which, to the knowledge of the Company, would reasonably be expected to have the effect of, terminating the registration of the Ordinary Shares under the Exchange Act or ceasing the trading of the Common Stock or its quoting on the OTCQB.

4.24.	Investment Company Status. The Company is not, and immediately after receipt of payment for the Acquired Shares issued under this Agreement will not be, an “investment company” or an entity “controlled” by an “investment company” within the meaning of the Investment Company Act, and shall conduct its business in a manner so that it will not become subject to the Investment Company Act.

4.25.	Transfer Taxes. No stock transfer or other taxes (other than income taxes) are required to be paid in connection with the issuance and sale of any of the Acquired Shares , other than such taxes for which the Company has established appropriate reserves and intends to pay in full on or before the Closing.

4.26.	Sarbanes-Oxley Act; Internal Controls and Procedures. The Company is in material compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 and any and all applicable rules and regulations promulgated by the Commission thereunder that are effective as of the date hereof. The Company maintains internal accounting controls, policies and procedures, and such books and records as are reasonably designed to provide reasonable assurance that (i) all transactions to which the Company is a party or by which its properties are bound are effected by a duly authorized employee or agent of the Company, supervised by and acting within the scope of the authority granted by the Company’s senior management; (ii) the recorded accounting of the Company’s consolidated assets is compared with existing assets at regular intervals; and (iii) all transactions to which the Company is a party, or by which its properties are bound, are recorded (and such records maintained) in accordance with all Governmental Requirements and as may be necessary or appropriate to ensure that the financial statements of the Company are prepared in accordance with GAAP.

4.27.	Transactions with Interested Persons. Except as set forth in the Disclosure Documents, no officer, director or employee of the Company is or has made any arrangements with the Company to become a party to any transaction with the Company (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

4.28.	Customers and Suppliers. Except as set forth in the Disclosure Documents, the relationships of the Company with its customers and suppliers are maintained on arm’s length terms. To the Company’s knowledge, no customer or supplier of the Company has any plan or intention to terminate its agreement with the Company, which termination would reasonably be expected to have a Material Adverse Effect.

4.29.	Material Contracts. Any and all Material Contracts have previously been publicly filed with the Commission in the SEC Documents or the Disclosure Documents, as the case may be. Each of the Company and any Subsidiary has in all material respects performed all the obligations required to be performed by them to date under the foregoing agreements, have received no notice of default and are not in default under any of the Material Contracts now in effect the result of which would cause a Material Adverse Effect.

4.30.	Knowledge. For the purpose herein “knowledge” means the actual knowledge of Company’s directors and/or the Company’s CEO of a particular fact, circumstance, event or other matter in question after reasonable inquiry.

5.	Covenants of the Company and the Investor.

5.1.	Regulation D Filing. Blue Sky. The Company undertakes to the Investor that the Company will:

(a)	file a Form D with the Commission with respect to the Acquired Shares issued at the Closing as and when required under Regulation D and provide a copy thereof to such Investor promptly after such filing; and

(b)	take such action as the Company reasonably determines upon the advice of counsel is necessary to qualify the Acquired Shares for sale under applicable state or “blue-sky” laws or obtain an exemption therefrom, and shall promptly provide evidence of any such action to such Investor at such Investor’s request.

5.2.	Investor Members.

(a)	As further inducement to the Investor to purchase the Acquired Shares, the Company has used and shall continue to use its reasonable best efforts to secure for the Investor (including by way of procuring the Voting Undertakings under section 5.3 below) the right to appoint, replace and remove up to 2 members to the Board of Directors (the “Investor Members”), out of a total of no more than 9 members to the Board of Directors (including statutory ‘external directors’ and the Investor Members).

(b)	Such right to appoint, replace and remove the 2 Investor Members shall remain in effect for as long as the Investor shall hold Ordinary Shares (including for this purpose any securities exchangeable or convertible into Ordinary Shares) representing at least 17.5% of the Company’s issued and outstanding share capital (the “First Threshold”).

In the event that the Investor shall hold Ordinary Shares (including for this purpose any securities exchangeable or convertible into Ordinary Shares) representing less than the First Threshold but more than 10% of the Company’s issued and outstanding share capital (and also if the vote to increase the number of members of the Board of Directors to nine (9) is not approved, as provided in section 5.4 below) the Company shall secure for the Investor the right to appoint, remove or replace only 1 Investor Member and one non-voting observer.

(c)	At least one of the Investor Members shall have the right to be appointed as a member to any Committee, subject to any provision of applicable Governmental Requirement governing the constitution of certain Committees.

(d)	The Company shall use its reasonable best efforts to secure that each Investor Member shall be entitled to:

(i)	be included in the Company’s D&O Insurance;

(ii)	indemnification and exculpation from the Company pursuant to an indemnification agreement with the Company having the same terms and conditions as the remaining members of the Board of Directors, including, to the extent approved at the First GM (as defined below) by the requisite vote of the Company's shareholders, any such updated agreement (the “Indemnification Agreements”); and

(iii)	remuneration and reimbursement of expenses on the same terms and conditions that the Company remunerates and reimburses its other non-executive members of the Board of Directors (the “Remuneration”), provided that the Investor Members shall not be entitled to Options (or other equity-based awards) to the extent that the same is awarded to other members of the Board of Directors out of the Board Members Options Pool.

(e)	For the avoidance of doubt, the Investor’s right to appoint, replace and remove the Investor Members is subject to the adoption of the requisite resolutions at General Meetings. Therefore, the Company shall use its reasonable best efforts to secure for the Investor such requisite approvals by General Meetings, approving (i) the Investor’s right to appoint, replace and remove the Investor Members, (ii) the Remuneration, (iii) the inclusion of the Investor Members under the D&O Insurance and (iv) the execution and performance by the Company of the Indemnification Agreements.

(f)	Without derogating from the generality of the foregoing, at the Investor’s request the Company shall:

(i)	include up to two (2) individuals designated by the Investor as nominees to be approved by Shareholder Meetings to serve as the Investor Members; and

(ii)	summon Shareholder Meetings and bring before such meetings resolutions to approve the appointment, replacement and/or removal of the Investor Members, and to the extent required, the Remuneration for such Investor Members, the inclusion of the Investor Members under the D&O Insurance and the execution and performance by the Company of the Indemnification Agreements.

(g)	The Company acknowledges that the Investor is entering into this Agreement and purchasing the Acquired Shares, inter alia in reliance on the Company’s undertakings under this section 5.2.

5.3.	Voting Undertakings.

(a)	For the purpose of effecting the Investor’s rights pursuant to section 5.2, upon the Execution Date, the Company obtained (and delivered copies thereof to the Investor, concurrently with the execution of this Agreement), unconditional irrevocable undertakings in the form acceptable to the Investor, with effect as of the Execution Date (the “Voting Undertakings”), of each of Gideon Hollander, Joseph Hollander, and Genia Hollander (collectively, the “Relevant Shareholders”), holding Ordinary Shares representing 10.1%, 12.9% and 2.9% of the issued Ordinary Shares of the Company respectively (each their “Current Holdings”).

(b)	Pursuant to the Voting Undertakings, each such shareholder shall irrevocably undertake to the Investor to (i) participate in General Meetings convened at the Investor’s request pursuant to Section 5.2(f) above; (ii) vote on any Relevant Resolutions (as defined in the Voting Undertakings) brought before such General Meetings, as instructed by the Investor; and (iii) vote its Ordinary Shares and use its shareholder’s rights to effect (a) the appointment, replacement and removal of the Investor Members as per the Investor’s instructions, and (b) the Investor Members’ rights to Remuneration and their inclusion under the D&O Insurance, and the execution and performance by the Company of the Indemnification Agreements.

(c)	To the extent that at any time the aggregate number Ordinary Shares represented by all Voting Undertakings then in full force shall fall to less than 24% of the then issued Ordinary Shares of the Company, then at the Investor’s request the Company shall use its reasonable best efforts to obtain additional unconditional irrevocable undertakings, in the form of the Voting Undertakings, to bring the aggregate number of Ordinary Shares covered by all Voting Undertaking to 24% of the then issued Ordinary Shares.

(d)	In addition, upon the Execution Date, the Company obtained and delivered to the Investor, concurrently with the execution of this Agreement, copies of unconditional irrevocable undertakings in favor of the Company, and in the form agreed to by the Investor, executed by each of the Relevant Shareholders pursuant to which they undertake to the Company not to increase their respective Current Holdings or acquire (whether by purchase, inheritance, gift or otherwise), directly or indirectly, any additional Ordinary Shares (including any securities exchangeable or convertible into Ordinary Shares) or other securities in the Company, until the earlier of: (i) 1 year as of the Closing Date (or if there is no Closing, for one (1) year and three months from the execution date of this Agreement); or (ii) such time as the Investor will hold Ordinary Shares (including the Acquired Shares and any Ordinary Shares purchased by the Investor prior to the Closing Date) representing at least 40% or more of the Company’s issued and outstanding share capital. The Company undertakes to the Investor not to waive its rights under, or terminate, such undertakings.

5.4.	Convening a Shareholders Meeting.

(a)	As soon as practicable following the Execution Date (but in any event no later than 7 business days thereafter) the Company shall summon a General Meeting (the “First GM”), and bring before the First GM certain resolutions, including the Shareholder Approvals, as follows:

(i)	An ordinary resolution (i.e. a resolution supported by a simple majority of the Ordinary Shares represented at the GM and voting thereon) to appoint Haim Shani as the first Investor Member;

(ii)	A special resolution (i.e. a resolution supported by 75% of the Ordinary Shares represented at the GM and voting thereon), to increase the number of members of the Board of Directors to nine (9);

(iii)	Subject to the resolution under clause (b) being approved, an ordinary resolution to appoint Assaf Harel as the second Investor Member;

(iv)	An special resolution to approve an amendment to the Company's articles of association pursuant to which the scope of the indemnification of the Company's directors and officers shall be expanded to reflect permissible indemnification under the Companies Law;

(v)	An ordinary resolution to approve the D&O Insurance coverage for the Investor Members;

(vi)	An ordinary resolution to approve the Company’s entering into the Indemnification Agreements with the Investor Members;

(vii)	An ordinary resolution to approve the Remuneration; and

(viii)	An ordinary resolution to approve the issuance of the Acquired Shares to the Investor, as required pursuant to Section 328(b)(1) of the Companies Law (as the Acquired Shares together with other Ordinary Shares held by the Investor prior to the Closing shall exceed 25% of the Company’s issued share capital).

The form of notice summoning the First AGM shall be coordinated in advance with the Investor.

(b)	Upon the Execution Date, the Company has obtained and delivered to the Investor (and delivered copies thereof to the Investor, concurrently with the execution of this Agreement), irrevocable proxies from each of the Relevant Shareholders, to vote all of their Ordinary Shares at the First GM or any adjournment or postponement thereof, in favor of each of the resolutions set forth in section 5.4(a) above (the “GM Proxy”).

(c)	Following the summoning of the First GM, the Company shall use its best efforts to solicit and receive additional GM Proxies from other holders of Ordinary Shares.

(d)	The Investor agrees that, to the extent the Investor will hold Ordinary Shares at the record date of the First GM, to participate at the First GM and vote all of its Ordinary Shares in favor of each of the resolutions set forth in section 5.4(a) above.

(e)	In the event that, notwithstanding the Company’s compliance with any of the foregoing, the Company shall fail to obtain the approval of the First GM to the proposal to increase in the size of the Board of Directors to 9 members (as provided in section 5.4(a)(ii) above), then the Company shall continue and use its reasonable best efforts to receive such approval (including by convening additional General Meetings), and until such increase is finally approved, the Company shall continue and secure for the Investor the right to appoint, replace and remove at least one Investor Member (out of a total of 6 directors) being appointed to the Board of Directors, and one observer to participate in all meetings of the Board of Directors – subject to the observer executing a standard non-disclosure agreement.

5.5.	Information Rights.

The Company covenants and agrees that from and after the Closing and for so long as the Investor shall hold Ordinary Shares (including for this purpose any securities exchangeable or convertible into Ordinary Shares) representing at least 10% of the Company’s issued and outstanding share capital, and subject to execution by the Investor of a non-disclosure agreement in a form reasonably satisfactory to the Company and having the Investor agree to comply with the Company's "black out" Policy (to the extent applicable), it will deliver to the Investor (i) unreviewed interim financial statements (the “Interim Financial Statements”) consisting of a consolidated balance sheet of the Company dated as of, and consolidated statements of operations and cash flows of the Company for each of the fiscal quarters ending, March 31, June 30 and September 30 of each year, each prepared by management in accordance with GAAP, which Interim Financial Statements shall be delivered to the Investor within 45 days following the end of the quarter; (ii) as soon as practicable, but in any event within 30 days after the end of each quarter, a management report in a form agreed from time to time by the parties; and (iii) as soon as practicable but in any event not later than 30 days prior to the first day of each calendar year, the Company’s annual operating plan and budget for the following calendar year. In addition, the Company will permit an authorized representative of the Investor, to visit and inspect the Company’s properties, to examine its books of account and records and to discuss the Company’s affairs, finances and accounts with its officers, all at such reasonable times and upon reasonable notice as may be requested by the Investor.

The rights of the Investor pursuant this Section 5.5, may be transferred and assigned by the Investor (in whole and not in part) to: (i) any person or entity that, directly or indirectly, controls or is controlled by, or is under direct or indirect common control with, the Investor; and/or (ii) any third party that shall purchase from the Investor Ordinary Shares (including for this purpose any securities exchangeable or convertible into Ordinary Shares) in an amount meeting the First Threshold, ((i) and (ii) each a “Transferee”); provided however that (a) the Investor shall not transfer or assign its rights under this Section 5.5 to a Transferee if such transfer or assignment would effect a change in “Control” as defined in the Israeli Securities Law, 1968, save with the consent of the Company and (b) the Transferee executes a standard non-disclosure agreement and agrees to comply with the Company's "black out" Policy (to the extent applicable).

5.6.	Use of Proceeds.

The Company shall use the proceeds from the sale of the Acquired Shares for general business purposes.

5.7.	Company’s Instructions to Transfer Agent.

The Company shall cause its transfer agent to remove the restrictive legend set forth in Section 3.5 from certificates evidencing the Acquired Shares (i) in connection with any sale of such Acquired Shares pursuant to a registration statement (including a Registration Statement) covering the resale of such security that is effective under the Securities Act, (ii) in connection with any sale of such Acquired Shares pursuant to Rule 144, or (iii) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission), as set forth below.

(a)	The Company shall issue an instruction letter to its transfer agent to remove the restrictive legend in connection with any sale of the Acquired Shares pursuant to a registration statement, and shall cause its counsel, if required by the transfer agent, to issue a legal opinion authorizing the removal of restrictive legend in connection with a sale of the Acquired Shares pursuant to Rule 144, provided that the Investor shall have delivered to the Company, its counsel and its transfer agent a certification of such facts as the Company and its counsel may reasonably require in connection with providing such instruction letter or legal opinion.

(b)	The Company shall instruct its transfer agent to remove the restrictive legend as permitted by this Section 5.7 promptly after delivery by the Investor to the Company or its transfer agent of the certificate representing the Acquired Shares being sold by the Investor.

(c)	The Company may not make any notation on its records or give instructions to its transfer agent that enlarge the restrictions on transfer set forth in this Section 5.7.

(d)	Certificates for Acquired Shares subject to legend removal hereunder shall be transmitted by the Company’s transfer agent to the purchaser of such Acquired Shares by crediting the account of such purchaser’s prime broker with the Depository Trust Company System, if so directed by the Investor.

5.8.	Interim Period.

During the interim period between the Execution Date and Closing Date the Company undertakes: (i) not to issue, allot, sell or transfer any shares, options, stock, warrants or any other securities which are convertible or exchangeable into shares of the Company to any person or entity other than upon the exercise of outstanding Options; (ii) to behave and conduct the Business solely in the ordinary course, and consistent with past practices; (iii) not to declare or pay any dividends or make any other distributions or payments with respect to its share capital; (iv) not to enter into any transaction with any “Interested Party” as defined in the Israel Securities Act 1968; (v) not to effect any restructuring, recapitalization, reorganization, reclassification, share split, reverse share split, combination or like change in its capitalization; (vi) dispose of or agree to dispose of (or grant any option in respect of) any part of  their assets (including, without limitation, its Intellectual Property), except for the sale of products or provision of services thereby in the ordinary course of business consistent with past practice, or create any Lien on any part of its assets or negotiate, or (vii) agree or undertake to do any of the above.

5.9.	Indemnification of the Investor.

The Company will indemnify and hold the Investor and its directors, managers, officers, shareholders, members, partners, employees and agents (each, an “Investor Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation but excluding any lost profits or consequential, indirect or punitive damages, to the extent the same may be awarded under applicable law, that any such Investor Party may suffer or incur as a result of or relating to any breach of any of the representations, warranties, covenants, undertakings or agreements made by the Company in this Agreement or in the other Transaction Documents. If any action shall be brought against any Investor Party in respect of which indemnity may be sought pursuant to this Agreement, such Investor Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing. Any Investor Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Investor Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time following such Investor Party’s written request that it do so, to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of such separate counsel, a material conflict on any material issue between the position of the Company and the position of such Investor Party. The Company will not be liable to any Investor Party under this Agreement (i) for any settlement by an Investor Party effected without the Company’s prior written consent; or (ii) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to such Investor Party’s wrongful actions or omissions, or gross negligence or to such Investor Party’s breach of any of the representations, warranties, covenants or agreements made by such Investor in this Agreement or in the other Transaction Documents. No claim shall be settled or compromised by the Company without the prior written consent of the Investor Party. Save in the event of fraud, the maximum aggregate amount which may be recovered from the Company Party with respect to claims for breaches of representations, warranties, covenants and agreements related to this Agreement and the other Transaction Documents, including under this Section, shall be an amount equal to the Purchase Price.

5.10.	Purchases of Additional Securities by the Investor.

Nothing in this Agreement shall limit the Investor from acquiring additional Ordinary Shares (as well as other securities convertible or exchangeable into Ordinary Shares). The foregoing notwithstanding the Investor undertakes that, until the 5 year anniversary of the Closing Date, other than in compliance with the relevant provisions of the Companies Law and the receipt of the prior approval of the Board of Directors, it will not  acquire directly or indirectly such additional Ordinary Shares that would bring its aggregate shareholdings (directly or indirectly, but for the avoidance of any doubt without including the shareholdings of the Relevant Shareholders) in the Company (including the Acquired Shares and any Ordinary Shares purchased by the Investor prior to the Closing Date) to 40% or more of the Company’s issued and outstanding share capital.

5.11.	Other Agreements.

Except with respect to a sale of the Company or its assets, the Company shall not, and shall cause its Subsidiaries to not, enter into any agreement the terms of which would restrict or impair the ability of the Company to perform its obligations under this Agreement and the Transaction Documents.

6.	Conditions to Closing; Deliverables at Closing.

6.1	Conditions to the Investor’s Obligations at the Closing. The Investor’s obligations to effect the Closing, including without limitation its obligation to purchase the Acquired Shares at the Closing, are conditioned upon the fulfillment (or waiver by such Investor in its sole and absolute discretion) of each of the following events as of the Closing Date, and the Company shall use commercially reasonable efforts to cause each of such conditions to be satisfied.

(a)	the representations and warranties of the Company set forth in this Agreement and in the other Transaction Documents shall be true and correct in all material respects as of such date as if made on such date (except that to the extent that any such representation or warranty relates to a particular date, such representation or warranty shall be true and correct in all material respects as of that particular date);

(b)	the Company shall have complied with or performed in all material respects all of the agreements, obligations and conditions set forth in this Agreement that are required to be complied with or performed by the Company on or before the Closing;

(c)	There shall have occurred no material adverse change in the Company’s consolidated business or financial condition since the date of the Company’s most recent financial statements contained in the Disclosure Documents and no event shall have occurred which could reasonably be expected to have a Material Adverse Effect on the Company;

(d)	The Ordinary Shares shall be traded on the OTCQB or listed on the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange; and

(e)	There shall be no injunction, restraining order or decree of any nature of any court or Government Authority of competent jurisdiction that is in effect that restrains or prohibits the consummation of the transactions contemplated hereby and by the other Transaction Documents. No stop order or suspension of trading shall have been imposed by the Commission or any other Governmental Authority or regulatory body having jurisdiction over the Company or the Principal Market where the Ordinary shares are listed or quoted, with respect to public trading in the Ordinary Shares; and

(f)	The Company shall have executed each Transaction Document to which it is a party and shall have delivered the same to the Investor.

6.2	Conditions to Company’s Obligations at the Closing. The Company’s obligations to effect the Closing with the Investor are conditioned upon the fulfillment (or waiver by the Company in its sole and absolute discretion) of each of the following events as of the Closing Date:

(a)	the representations and warranties of the Investor set forth in this Agreement and in the other Transaction Documents shall be true and correct in all material respects as of such date as if made on such date (except that to the extent that any such representation or warranty relates to a particular date, such representation or warranty shall be true and correct in all material respects as of that date);

(b)	the Investor shall have complied with or performed all of the agreements, obligations and conditions set forth in this Agreement that are required to be complied with or performed by such Investor on or before the Closing; and

(c)	there shall be no injunction, restraining order or decree of any nature of any court or Government Authority of competent jurisdiction that is in effect that restrains or prohibits the consummation of the transactions contemplated hereby and by the other Transaction Documents.

6.3	The Shareholder Approval. The respective obligations of the Company and the Investor to effect the Closing are conditioned upon the Company obtaining the Shareholder Approval, other than obtaining the approvals pursuant to the resolutions to increase the size of the Board of Directors to 9 members and to appoint the Second Investor Member (as set forth in section 5.4(a)(ii) and 5.4(a)(iii) above) which may be waived by the Investor.

6.4	Transactions at Closing. At the Closing, the following transactions and actions shall be taken, and all such transactions and actions shall be deemed to take place simultaneously, and no transaction or action shall be deemed to have been completed or taken and no document or instrument shall be deemed delivered, until all such transactions and actions have been completed and taken and all required documents and instruments delivered.

The Company shall deliver to the Investor the following documents and instruments:

(a)	a certificate, signed by the Chief Executive Officer and Chief Financial Officer of the Company, certifying that the conditions specified in Section 0 have been fulfilled as of the Closing, it being understood that such Investor may rely on such certificate as though it were a representation and warranty of the Company made herein;

(b)	the Company shall execute and deliver to the Investor the Registration Rights Agreement;

(c)	the Company shall deliver to such Investor a certificate, signed by the Secretary or an Assistant Secretary of the Company, attaching (i) the memorandum of association and articles of association of the Company, (ii) resolutions passed by its Board of Directors to authorize the transactions contemplated hereby and by the other Transaction Documents and (iii) the Shareholder Approval and other resolutions passed by the shareholders of the Company, and certifying that such documents are true and complete copies of the originals and that such resolutions have not been amended or superseded, it being understood that such Investor may rely on such certificate as a representation and warranty of the Company made herein;

(d)	Indemnification Agreements executed by the company in favor of the Investor Members;

(e)	The Investor shall deliver to the Company a copy of wiring instructions to its bank for the payment of the Purchase Price for the Acquired Shares being purchased by it, to the Company; and

(f)	The Company shall deliver the Transfer Agent Instruction Letter to the Company’s transfer agent.

7.	Miscellaneous.

7.1	Survival; Severability. Save in the event of fraud the representations, warranties, covenants and indemnities made by the parties herein and in the other Transaction Documents shall survive the Closing through the date which is 12 months from the date of the Closing. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that in such case the parties shall negotiate in good faith to replace such provision with a new provision which is not illegal, unenforceable or void, as long as such new provision does not materially change the economic benefits of this Agreement to the parties. In the event that the Closing under this Agreement does not occur within one hundred and twenty (120) days from the Execution Date, then either party shall have the right to terminate this Agreement, and such termination shall not derogate from the rights of the parties accrued prior to termination.

7.2	Confidentiality. Neither the Company nor the Investor or their respective Affiliates shall (a) issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby without the prior consent of the other party, and shall maintain the commercial terms hereof and thereof in strict confidence, or (b) file this Agreement or any Transaction Document or disclose the existence of or the terms of this Agreement or any such Transaction Documents in any filing or report with any Governmental Authority, in each case other than as may be required in order to comply with any Governmental Requirement. Both parties acknowledge that this Agreement shall be required to be filed with the Commission as a material agreement and all its material terms (including related undertakings) shall be described in a proxy sent to the Company's shareholders to approve the Transaction Documents.

7.3	Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

The Investor may freely transfer and assign all of its rights and obligations under this Agreement to any Affiliate thereof. Save as provided under Section 5.5 above with respect to the Investor’s information rights, the Investor may not assign to any non-Affiliate thereof its respective rights and obligations hereunder, in connection with any private sale or transfer of the Acquired Shares in accordance with the terms hereof; and provided further that the foregoing shall not limit the transferability of the Voting Undertakings in accordance with their terms. The Company may not assign its rights or obligations under this Agreement.

7.4	Thresholds. For the purpose of calculating the shareholding thresholds under this Agreement, the Investor’s shareholdings in the Company shall be aggregated with the shareholdings of its Affiliates.

7.5	Further Assurances. Each of the parties shall take such actions, including the execution and delivery of further instruments, as may be necessary to give full effect to the provisions of this Agreement the Transaction Documents and to the intent of the parties.

7.6	No Reliance. Each party acknowledges that (i) it has such knowledge in business and financial matters as to be fully capable of evaluating this Agreement, the other Transaction Documents, and the transactions contemplated hereby and thereby, (ii) it is not relying on any advice or representation or warranty of any other party in connection with entering into this Agreement, the other Transaction Documents, or such transactions (other than the representations and warranties made in this Agreement or the other Transaction Documents), (iii) it has not received from any party any assurance or guarantee as to the merits (whether legal, regulatory, tax, financial or otherwise) of entering into this Agreement or the other Transaction Documents or the performance of its obligations hereunder and thereunder, and (iv) it has consulted with its own legal, regulatory, tax, business, investment, financial and accounting advisors to the extent that it has deemed necessary, and has entered into this Agreement and the other Transaction Documents based on its own independent judgment and on the advice of its advisors as it has deemed necessary, and not on any view (whether written or oral) expressed by any party.

7.7	Injunctive Relief. The parties hereto acknowledge and agree that a breach by either of their obligations hereunder will cause irreparable harm the other party and that the remedy or remedies at law for any such breach will be inadequate and agrees, in the event of any such breach, in addition to all other available remedies, the non-breaching party shall be entitled to seek an injunction restraining any breach and requiring immediate and specific performance of such obligations.

7.8	Governing Law; Jurisdiction. This Agreement shall be governed by and construed under the laws of the State of Israel applicable to contracts made and to be performed entirely within the State of Israel. Each party hereby irrevocably submits to the exclusive jurisdiction of the courts located in Tel Aviv, Israel for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby and hereby irrevocably waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

7.9	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile transmission.

7.10	Headings. The headings used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.11	Notices. Any notice, demand or request required or permitted to be given by the Company or the Investor pursuant to the terms of this Agreement shall be in writing and shall be deemed delivered (i) when delivered personally, by electronic mail with return receipt or by verifiable facsimile transmission, unless such delivery is made on a day that is not a Business Day, in which case such delivery will be deemed to be made on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to an overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid), addressed as follows:

If to the Company:	Jacada Ltd. 8 Hasadnaot Street Herzliya 46728, Israel Att: CEO

with a copy
(which shall not constitute notice) to:
Meitar Liquornik Geva Leshem Tal
Attention: Ronen Bezalel and David S. Glatt
16 Abba Hillel Blvd.
Ramat Gan 52506 Israel
Tel +972-3-610-3100
Fax +972-3-610-3100
Email. rbezalel@meitar.com
Email. dglatt@meitar.com

If to the Investor:	IGP Digital Interaction Limited Partnership Precede Building Hakfar Hayarok. Ramat Hasharon 47900 Israel

with a copy
(which shall not constitute notice) to:	Barnea & Co Attention: Micky Barnea 58 Harakevet St. Electra City Tower Tel-Aviv 6777016 Israel Tel. +972 3 6400600 Fax. +972 3 6400650 Email. mbarnea@barlaw.co.il

7.12	Entire Agreement; Amendments. This Agreement and the other Transaction Documents constitute the entire agreement between the parties with regard to the subject matter hereof and thereof, superseding all prior agreements or understandings, whether written or oral, between or among the parties. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and the Investor, and no provision hereof may be waived other than by a written instrument signed by the party against whom enforcement of any such waiver is sought. Any waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

[Signature Pages to Follow]

IN WITNESS WHEREOF, the undersigned have executed this Securities Purchase Agreement as of the date first-above written

JACADA LTD.

By:	/s/ Caroline Cronin
Name: Caroline Cronin
Title: Chief Financial Officer

IGP DIGITAL INTERACTION LIMITED PARTNERSHIP

By:	/s/ Haim Shani /s/ Moshe Lichtman
Name: Haim Shani and Moshe Lichtman
Title: Managing Directors